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                             July 20, 2023

       Kevin Wirges
       Chief Financial Officer and Treasurer
       CareMax, Inc.
       1000 NW 57th Court, Suite 400
       Miami, Florida 33126

                                                        Re: CareMax, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-K/A for the
Year Ended December 31, 2021
                                                            Correspondence
Letter dated June 27, 2023
                                                            File No. 1-39391

       Dear Kevin Wirges:

              We have reviewed your June 27, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Adjusted EBITDA, page 69

   1.                                                   We note your response
to comment 1. The adjustments for stay-on bonuses and
                                                        duplicative salaries in
your determination of Adjusted EBITDA are inconsistent
                                                        with Question 100.01 of
the Non-GAAP Financial Measures Compliance & Disclosure
                                                        Interpretations, as
updated. In this regard, please revise your determination of Adjusted
                                                        EBITDA to remove these
adjustments.
 Kevin Wirges
CareMax, Inc.
July 20, 2023
Page 2

       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if
you have any questions.



                                                         Sincerely,
FirstName LastNameKevin Wirges
                                                         Division of
Corporation Finance
Comapany NameCareMax, Inc.
                                                         Office of Industrial
Applications and
July 20, 2023 Page 2                                     Services
FirstName LastName